UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.     )*

Molina Healthcare, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

60855R100

(CUSIP Number)

William Dentino	Curtis Pedersen
3500 Douglas Blvd., Suite 160	6218 East 6th Street
Roseville, CA 95661	Long Beach, CA 90803
(916) 781-3532	(213) 248-1527
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 24, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60855R100

1	Name of Reporting Person Mary R. Molina Living Trust

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,376,792

	8	Shared Voting Power - 0 -

	9	Sole Dispositive Power 3,376,792

	10	Shared Dispositive Power - 0 -

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,376,792

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 5.9% (1)

14	Type of Reporting Person OO

(1)         The percentages specified herein and in the rest of this Schedule 13D are calculated based upon 57,118,000 shares of Common Stock issued and outstanding as of July 28, 2017, as reported in the Issuer’s quarterly report on Form 10-Q filed on August 2, 2017.

CUSIP No. 60855R100

1	Name of Reporting Person Exempt Mary R. Molina Living Trust

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 28,258

	8	Shared Voting Power - 0 -

	9	Sole Dispositive Power 28,258

	10	Shared Dispositive Power - 0 -

11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,258

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person OO

CUSIP No. 60855R100

1	Name of Reporting Person Molina Marital Trust

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 4,090,360

	8	Shared Voting Power - 0 -

	9	Sole Dispositive Power 4,090,360

	10	Shared Dispositive Power - 0 -

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,090,360

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 7.2%

14	Type of Reporting Person OO

CUSIP No. 60855R100

1	Name of Reporting Person Mary R. Molina Grantor Retained Annuity Trust 609/4

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 206,719

	8	Shared Voting Power - 0 -

	9	Sole Dispositive Power 206,719

	10	Shared Dispositive Power - 0 -

11	Aggregate Amount Beneficially Owned by Each Reporting Person 206,719

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.4%

14	Type of Reporting Person OO

CUSIP No. 60855R100

1	Name of Reporting Person Mary R. Molina Grantor Retained Annuity Trust 609/7

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 239,381

	8	Shared Voting Power - 0 -

	9	Sole Dispositive Power 239,381

	10	Shared Dispositive Power - 0 -

11	Aggregate Amount Beneficially Owned by Each Reporting Person 239,381

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.4%

14	Type of Reporting Person OO

CUSIP No. 60855R100

1	Name of Reporting Person Mary R. Molina Grantor Retained Annuity Trust 1209/3

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 154,291

	8	Shared Voting Power - 0 -

	9	Sole Dispositive Power 154,291

	10	Shared Dispositive Power - 0 -

11	Aggregate Amount Beneficially Owned by Each Reporting Person 154,291

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.3%

14	Type of Reporting Person OO

CUSIP No. 60855R100

1	Name of Reporting Person Mary R. Molina Grantor Retained Annuity Trust 1209/4

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 192,705

	8	Shared Voting Power - 0 -

	9	Sole Dispositive Power 192,705

	10	Shared Dispositive Power - 0 -

11	Aggregate Amount Beneficially Owned by Each Reporting Person 192,705

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.3%

14	Type of Reporting Person OO

CUSIP No. 60855R100

1	Name of Reporting Person Mary R. Molina Grantor Retained Annuity Trust 610/4

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 172,990

	8	Shared Voting Power - 0 -

	9	Sole Dispositive Power 172,990

	10	Shared Dispositive Power - 0 -

11	Aggregate Amount Beneficially Owned by Each Reporting Person 172,990

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.3%

14	Type of Reporting Person OO

CUSIP No. 60855R100

1	Name of Reporting Person Mary R. Molina Grantor Retained Annuity Trust 610/5

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 208,795

	8	Shared Voting Power - 0 -

	9	Sole Dispositive Power 208,795

	10	Shared Dispositive Power - 0 -

11	Aggregate Amount Beneficially Owned by Each Reporting Person 208,795

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.4%

14	Type of Reporting Person OO

CUSIP No. 60855R100

1	Name of Reporting Person Mary R. Molina Grantor Retained Annuity Trust 1210/4

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 295,750

	8	Shared Voting Power - 0 -

	9	Sole Dispositive Power 295,750

	10	Shared Dispositive Power - 0 -

11	Aggregate Amount Beneficially Owned by Each Reporting Person 295,750

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.5%

14	Type of Reporting Person OO

CUSIP No. 60855R100

1	Name of Reporting Person Mary R. Molina Grantor Retained Annuity Trust 811/3

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 344,906

	8	Shared Voting Power - 0 -

	9	Sole Dispositive Power 344,906

	10	Shared Dispositive Power - 0 -

11	Aggregate Amount Beneficially Owned by Each Reporting Person 344,906

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.6%

14	Type of Reporting Person OO

CUSIP No. 60855R100

1	Name of Reporting Person Mary R. Molina Grantor Retained Annuity Trust 812/3

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 254,209

	8	Shared Voting Power - 0 -

	9	Sole Dispositive Power 254,209

	10	Shared Dispositive Power - 0 -

11	Aggregate Amount Beneficially Owned by Each Reporting Person 254,209

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.4%

14	Type of Reporting Person OO

CUSIP No. 60855R100

1	Name of Reporting Person Estate of Mary R. Molina

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 47,273

	8	Shared Voting Power - 0 -

	9	Sole Dispositive Power 47,273

	10	Shared Dispositive Power - 0 -

11	Aggregate Amount Beneficially Owned by Each Reporting Person 47,273

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.1%

14	Type of Reporting Person OO

CUSIP No. 60855R100

1	Name of Reporting Person Dentino Family Trust

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,496

	8	Shared Voting Power - 0 -

	9	Sole Dispositive Power 1,496

	10	Shared Dispositive Power - 0 -

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,496

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person OO

CUSIP No. 60855R100

1	Name of Reporting Person Curtis and Rosi Pedersen 2012 Trust

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 300

	8	Shared Voting Power - 0 -

	9	Sole Dispositive Power 300

	10	Shared Dispositive Power - 0 -

11	Aggregate Amount Beneficially Owned by Each Reporting Person 300

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person OO

CUSIP No. 60855R100

1	Name of Reporting Person William Dentino

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 48,769 (1)

	8	Shared Voting Power 9,565,156 (2)

	9	Sole Dispositive Power 48,769 (1)

	10	Shared Dispositive Power 9,565,156 (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,613,925

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 16.8%

14	Type of Reporting Person IN

(1)

Represents shares of Common Stock beneficially owned by the following Reporting Persons: (i) 1,496 shares of Common Stock beneficially owned by the Dentino Family Trust, of which Mr. Dentino is the sole trustee with respect to all shares of Common Stock held in such trust; and (ii) 47,273 shares of Common Stock beneficially owned by the estate of Mary R. Molina, of which Mr. Dentino is the sole executor. As an executor, Mr. Dentino may be deemed to beneficially own the shares of Common Stock held in the estate. Mr. Dentino has no pecuniary interest in any of the shares of Common Stock held in the estate.

(2)

Represents shares of Common Stock beneficially owned by the following Reporting Persons: (i) 3,376,792 shares of Common Stock beneficially owned by the Mary R. Molina Living Trust; (ii) 28,258 shares of Common Stock beneficially owned by the Exempt Mary R. Molina Living Trust; (iii) 4,090,360 shares of Common Stock beneficially owned by the Molina Marital Trust; (iv) 206,719 shares of Common Stock beneficially owned by the Mary R. Molina Grantor Retained Annuity Trust 609/4; (v) 239,381 shares of Common Stock beneficially owned by the Mary R. Molina Grantor Retained Annuity Trust 609/7; (vi) 154,291 shares of Common Stock beneficially owned by the Mary R. Molina Grantor Retained Annuity Trust 1209/3; (vii) 192,705 shares of Common Stock beneficially owned by the Mary R. Molina Grantor Retained Annuity Trust 1209/4; (viii) 172,990 shares of Common Stock beneficially owned by the Mary R. Molina Grantor Retained Annuity Trust 610/4; (ix) 208,795 shares of Common Stock beneficially owned by the Mary R. Molina Grantor Retained Annuity Trust 610.5; (x) 295,750 shares of Common Stock beneficially owned by the Mary R. Molina Grantor Retained Annuity Trust 1210/4; (xi) 344,906 shares of Common Stock beneficially owned by the Mary R. Molina Grantor Retained Annuity Trust 811/3; and (xii) 254,209 shares of Common Stock beneficially owned by the Mary R. Molina Grantor Retained Annuity Trust 812/3 (collectively, the “MRM Trusts”). Mr. Dentino and Mr. Pedersen are co-trustees of each of the MRM Trusts. Pursuant to the terms of the MRM Trusts, as a co-trustee, Mr. Dentino shares the power to vote and dispose (or direct the disposition) of the shares of Common Stock held in the MRM Trusts. Mr. Dentino has no pecuniary interest in any shares of Common Stock held in the MRM Trusts.

CUSIP No. 60855R100

1	Name of Reporting Person Curtis Pedersen

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power - 0 -

	8	Shared Voting Power 9,565,456 (1)

	9	Sole Dispositive Power - 0 -

	10	Shared Dispositive Power 9,565,456 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,565,456

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 16.7%

14	Type of Reporting Person IN

(1)         Represents shares of Common Stock beneficially owned by the following Reporting Persons:  (i) 300 shares of Common Stock beneficially owned by the Curtis and Rosi Pedersen 2012 Trust; and (ii) 9,565,156 shares of Common Stock in the aggregate beneficially owned by the MRM Trusts, as described above.  Mr. Pedersen and his spouse are co-trustees of the Curtis and Rosi Pedersen 2012 Trust.  As a co-trustee, Mr. Pedersen shares the power to vote and dispose (or direct the disposition) of the shares of Common Stock held in such trust.  Mr. Pedersen and Mr. Dentino are co-trustees of each of the MRM Trusts, as described above.  Pursuant to the terms of the MRM Trusts, as a co-trustee, Mr. Pedersen shares the power to vote and dispose (or direct the disposition) of the shares of Common Stock held in the MRM Trusts.  Mr. Pedersen has no pecuniary interest in any shares of Common Stock held in the MRM Trusts.

CUSIP No. 60855R100

Item 1.         Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the Common Stock, par value $0.001 per share (the “Shares”), of Molina Healthcare, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 200 Oceangate, Suite 100, Long Beach, California 90802.

Item 2.         Identity and Background.

(a)              This Schedule 13D is being filed by or on behalf of the following persons:

(i)            Mary R. Molina Living Trust, a California trust (“MRM Living Trust”);

(ii)           Exempt Mary M. Molina Living Trust, a California trust (“Exempt MRM Living Trust”);

(iii)          Molina Marital Trust, a California trust;

(iv)          Mary R. Molina Grantor Retained Annuity Trust 609/4, a California trust (“GRAT 609/4”);

(v)           Mary R. Molina Grantor Retained Annuity Trust 609/7, a California trust (“GRAT 609/7”);

(vi)          Mary R. Molina Grantor Retained Annuity Trust 1209/3, a California trust (“GRAT 1209/3”);

(vii)         Mary R. Molina Grantor Retained Annuity Trust 1209/4, a California trust (“GRAT 1209/4”);

(viii)        Mary R. Molina Grantor Retained Annuity Trust 610/4, a California trust (“GRAT 610/4”);

(ix)          Mary R. Molina Grantor Retained Annuity Trust 610/5, a California trust (“GRAT 610/5”);

(x)           Mary R. Molina Grantor Retained Annuity Trust 1210/4, a California trust (“GRAT 1210/4”);

(xi)          Mary R. Molina Grantor Retained Annuity Trust 811/3, a California trust (“GRAT 811/3”);

(xii)         Mary R. Molina Grantor Retained Annuity Trust 812/3, a California trust (“GRAT 812/3” and, together with the MRM Living Trust, the Exempt MRM Living Trust, the Molina Marital Trust, GRAT 609/4, GRAT 609/7, GRAT 1209/3, GRAT 1209/4, GRAT 610/4, GRAT 610/5, GRAT 1210/4 and GRAT 811/3, collectively, the “MRM Trusts”);

(xiii)        Estate of Mary R. Molina (the “MRM Estate”);

(xiv)        Dentino Family Trust, a California trust;

(xv)         Curtis and Rosi Pedersen 2012 Trust, a California trust (the “Pedersen Trust”);

(xvi)        William Dentino, who serves as the sole executor of the MRM Estate, the sole trustee of the Dentino Family Trust with respect to all Shares held in such trust and a co-trustee of each of the MRM Trusts; and

(xvii)       Curtis Pedersen, who serves as a co-trustee of the Pedersen Trust and each of the MRM

Trusts.

Each of the foregoing is referred to herein, individually, as a “Reporting Person” and, collectively, as the “Reporting Persons.”  The Reporting Persons comprise a group within the meaning of Section 13(d)(3) of the Act, as defined and described in Item 6.  The Reporting Persons are jointly filing this Schedule 13D pursuant to that certain Joint Filing Agreement, dated as of October 24, 2017, as described in more detail in Item 6 below.  In the case of the MRM Living Trust, the Molina Marital Trust and Messrs. Dentino and Pedersen, this Schedule 13D supersedes the Schedule 13G previously filed by such Reporting Person.

(b)   The address of the principal office of each of MRM Living Trust, the Exempt MRM Living Trust, the Molina Marital Trust, GRAT 609/4, GRAT 609/7, GRAT 1209/3, GRAT 1209/4, GRAT 610/4, GRAT 610/5, GRAT 1210/4, GRAT 811/3, GRAT 812/3, the MRM Estate, the Dentino Family Trust and William Dentino is 3500 Douglas Blvd., Suite 160, Roseville, California 95661.  The address of the principal office of each of the Pedersen Trust and Curtis Pedersen is 6218 East 6th Street, Long Beach, California 90803.

(c)   The principal business of each of the MRM Trusts is holding, managing, investing and distributing the trust property and the proceeds therefrom.  The MRM Trusts were created for estate planning purposes.  The MRM Estate was created upon the death of Mary R. Molina on November 15, 2012.  Mr. Dentino serves as the sole executor of the MRM Estate.  The principal business of the Dentino Family Trust is holding, managing, investing and distributing the trust property and the proceeds therefrom.  The Dentino Family Trust was created for estate planning purposes.  The principal business of the Pedersen Trust is holding, managing, investing and distributing the trust property and the proceeds therefrom.  The Pedersen Trust was created for estate planning purposes.  The principal occupation of Mr. Dentino is serving as an attorney with the law firm of William Dentino, Inc., located at 3500 Douglas Blvd., Suite 160, Roseville, California 95661, and as a trustee and executor.  Mr. Dentino serves as the sole executor of the MRM Estate, the sole trustee of the Dentino Family Trust with respect to all Shares held in such trust and a co-trustee of each of the MRM Trusts.  Mr. Pedersen is retired.  Mr. Pedersen serves as a co-trustee of the Pedersen Trust and each of the MRM Trusts.

(d)   No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)   No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)   Each of the MRM Trusts is governed by the laws of California.  The MRM Estate was created under the laws of the State of California upon the death of Mary R. Molina.  The Dentino Family Trust is administered under the laws of California.  The Pedersen Trust is administered under the laws of California.  Each of Messrs. Dentino and Pedersen is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.

The MRM Trusts beneficially own in the aggregate 9,565,156 Shares.  Messrs. Dentino and Pedersen are co-trustees of each of the MRM Trusts.  All of the Shares beneficially owned by the MRM trusts were transferred to the trusts by the trustors, C. David Molina, M.D. and Mary R. Molina, and are being held in accordance with the terms of the respective MRM Trust instruments.  Accordingly, no Shares were purchased by any of the MRM Trusts.

The MRM Estate beneficially owns 47,273 Shares.  The MRM Estate was created upon the death of Mary R. Molina on November 15, 2012.  Mr. Dentino is the sole executor of the MRM Estate.  All of the Shares beneficially owned by the MRM Estate were transferred to the estate by GRAT 1209/3, GRAT 1209/4 and GRAT 1210/4 as annuity payments.  Accordingly, no Shares were purchased by the MRM Estate.

Upon the termination of the MRM Trusts and the MRM Estate, the property then held in the MRM Trusts and the MRM Estate is to be distributed to the descendants of Mary R. Molina (the “residuary beneficiaries”), either outright or in further trust.  As of the date hereof, such distributions have not been made, pending payment of all estate taxes payable and the receipt by the co-trustees of Receipts & Releases from the residuary beneficiaries with respect to the co-trustees administration of the MRM Trusts and Mr. Dentino’s administration of the MRM Estate.

The Dentino Family Trust beneficially owns 1,496 Shares.  Mr. Dentino is the sole trustee of the Dentino Family Trust with respect to all Shares held in such trust.  The Shares were purchased by Mr. Dentino in the Issuer’s initial public offering in July 2003 and were subsequently transferred to the Dentino Family Trust to be administered in accordance with the terms of its trust instruments.  The Dentino Family Trust is a revocable trust, and therefore, the Shares retain their character as community property of Mr. Dentino and his spouse.  Mr. Dentino funded the purchase of the Shares out of his personal funds.

The Pedersen Trust beneficially owns 300 Shares.  Mr. Pedersen and his spouse are co-trustees of the Pedersen trust.  The Shares were purchased by Mr. Pedersen in the Issuer’s initial public offering in July 2003 and were subsequently transferred to the Pedersen Trust to be administered in accordance with the terms of its trust instruments.  The Pedersen Trust is a revocable trust, and therefore, the Shares retain their character as community property of Mr. Pedersen and his spouse.  Mr. Pedersen funded the purchase of the Shares out of his personal funds.

Item 4.   Purpose of Transaction.

The Reporting Persons acquired the Shares in the circumstances described in Item 3 above.  Depending on prevailing market conditions, investment opportunities available to the Reporting Persons, the availability of Shares at prices that would make the purchase or sale of Shares desirable and, with respect to the various trusts as to which Messrs. Dentino and Pedersen are co-trustees, based on Messrs. Dentino’s and Pedersen’s determination as to whether transactions in the Shares are in the best interests of the beneficiaries of such trusts or, with respect to the MRM Estate, based on Mr. Dentino’s determination as to whether transactions in the Shares are in the best interests of the beneficiaries of the MRM Estate, the Reporting Persons may endeavor to increase or decrease their equity ownership of the Issuer through, among other things, the purchase or sale of Shares on the open market, in privately negotiated transactions or otherwise, on such terms and conditions and at such times as the Reporting Persons may deem advisable.

By letter dated October 24, 2017, MRM Living Trust, one of the Reporting Persons, submitted to the Issuer a “proxy access” proposal for inclusion in the Issuer’s proxy statement for its 2018 annual meeting of stockholders, pursuant to and in accordance with Rule 14a-8 under the Act.  The October 24, 2017 letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Except as set forth in this Item 4 with respect to the proxy access proposal submitted by the MRM Living Trust to the Issuer by letter dated October 24, 2017, or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein, no Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.  However, the Reporting Persons reserve the right, at any time and from time to time, to take any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (whether in a single transaction or series of related transactions).

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Consistent with Messrs. Dentino’s and Pedersen’s fiduciary duties to the beneficiaries of the various trusts for which they serve as co-trustees and Mr. Dentino’s fiduciary duties as sole executor of the MRM Estate, and depending on various factors, including, without limitation, the Issuer’s financial condition and operating performance, the Reporting Persons’ investment strategy, the price levels and liquidity of the Shares, conditions prevailing in the securities markets generally, and general economic and industry conditions (including the healthcare regulatory environment), the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, communicating with the Board of Directors, management or other stockholders of the Issuer regarding, among other things, the Issuer’s financial performance, operating strategy, capitalization, management, corporate governance, board structure and/or composition or strategic and financial alternatives to enhance long-term value creation and/or maximize the current value of the Shares, purchasing additional Shares, selling some or all of their Shares (including, without limitation, pursuant to any Rule 10b5-1 plans), or changing the Reporting Persons’ intentions with respect to any and all matters referred to in subparagraphs (a) through (j) of Item 4 of Schedule 13D, including any actions of the types described in this Item 4 previously announced and publicly disclosed by the Reporting Persons.

Item 5.         Interest in Securities of the Issuer.

(a)-(b)

1.              Mary R. Molina Living Trust

a. Amount beneficially owned: 3,376,792

b. Percent of class: 5.9%

c. Number of Shares as to which the Reporting Person has:

i. Sole power to vote or to direct the vote: 3,376,792

ii. Shared power to vote or to direct the vote: 0

iii. Sole power to dispose or to direct the disposition of: 3,376,792

iv. Shared power to dispose or to direct the disposition of: 0

2.              Exempt Mary R. Molina Living Trust

a. Amount beneficially owned: 28,258

b. Percent of class: 0.0%

c. Number of Shares as to which the Reporting Person has:

i. Sole power to vote or to direct the vote: 28,258

ii. Shared power to vote or to direct the vote: 0

iii. Sole power to dispose or to direct the disposition of: 28,258

iv. Shared power to dispose or to direct the disposition of: 0

3.              Molina Marital Trust

a. Amount beneficially owned: 4,090,360

b. Percent of class: 7.2%

c. Number of Shares as to which the Reporting Person has:

i. Sole power to vote or to direct the vote: 4,090,360

ii. Shared power to vote or to direct the vote: 0

iii. Sole power to dispose or to direct the disposition of: 4,090,360

iv. Shared power to dispose or to direct the disposition of: 0

4.              Mary R. Molina Grantor Retained Annuity Trust 609/4

a. Amount beneficially owned: 206,719

b. Percent of class: 0.4%

c. Number of Shares as to which the Reporting Person has:

i. Sole power to vote or to direct the vote: 206,719

ii. Shared power to vote or to direct the vote: 0

iii. Sole power to dispose or to direct the disposition of: 206,719

iv. Shared power to dispose or to direct the disposition of: 0

5.              Mary R. Molina Grantor Retained Annuity Trust 609/7

a. Amount beneficially owned: 239,381

b. Percent of class: 0.4%

c. Number of Shares as to which the Reporting Person has:

i. Sole power to vote or to direct the vote: 239,381

ii. Shared power to vote or to direct the vote: 0

iii. Sole power to dispose or to direct the disposition of: 239,381

iv. Shared power to dispose or to direct the disposition of: 0

6.              Mary R. Molina Grantor Retained Annuity Trust 1209/3

a. Amount beneficially owned: 154,291

b. Percent of class: 0.3%

c. Number of Shares as to which the Reporting Person has:

i. Sole power to vote or to direct the vote: 154,291

ii. Shared power to vote or to direct the vote: 0

iii. Sole power to dispose or to direct the disposition of: 154,291

iv. Shared power to dispose or to direct the disposition of: 0

7.              Mary R. Molina Grantor Retained Annuity Trust 1209/4

a. Amount beneficially owned: 192,705

b. Percent of class: 0.3%

c. Number of Shares as to which the Reporting Person has:

i. Sole power to vote or to direct the vote: 192,705

ii. Shared power to vote or to direct the vote: 0

iii. Sole power to dispose or to direct the disposition of: 192,705

iv. Shared power to dispose or to direct the disposition of: 0

8.              Mary R. Molina Grantor Retained Annuity Trust 610/4

a. Amount beneficially owned: 172,990

b. Percent of class: 0.3%

c. Number of Shares as to which the Reporting Person has:

i. Sole power to vote or to direct the vote: 172,990

ii. Shared power to vote or to direct the vote: 0

iii. Sole power to dispose or to direct the disposition of: 172,990

iv. Shared power to dispose or to direct the disposition of: 0

9.              Mary R. Molina Grantor Retained Annuity Trust 610/5

a. Amount beneficially owned: 208,795

b. Percent of class: 0.4%

c. Number of Shares as to which the Reporting Person has:

i. Sole power to vote or to direct the vote: 208,795

ii. Shared power to vote or to direct the vote: 0

iii. Sole power to dispose or to direct the disposition of: 208,795

iv. Shared power to dispose or to direct the disposition of: 0

10.       Mary R. Molina Grantor Retained Annuity Trust 1210/4

a. Amount beneficially owned: 295,750

b. Percent of class: 0.5%

c. Number of Shares as to which the Reporting Person has:

i. Sole power to vote or to direct the vote: 295,750

ii. Shared power to vote or to direct the vote: 0

iii. Sole power to dispose or to direct the disposition of: 295,750

iv. Shared power to dispose or to direct the disposition of: 0

11.       Mary R. Molina Grantor Retained Annuity Trust 811/3

a. Amount beneficially owned: 344,906

b. Percent of class: 0.6%

c. Number of Shares as to which the Reporting Person has:

i. Sole power to vote or to direct the vote: 344,906

ii. Shared power to vote or to direct the vote: 0

iii. Sole power to dispose or to direct the disposition of: 344,906

iv. Shared power to dispose or to direct the disposition of: 0

12.       Mary R. Molina Grantor Retained Annuity Trust 812/3

a. Amount beneficially owned: 254,209

b. Percent of class: 0.4%

c. Number of Shares as to which the Reporting Person has:

i. Sole power to vote or to direct the vote: 254,209

ii. Shared power to vote or to direct the vote: 0

iii. Sole power to dispose or to direct the disposition of: 254,209

iv. Shared power to dispose or to direct the disposition of: 0

13.       Estate of Mary R. Molina

a. Amount beneficially owned: 47,273

b. Percent of class: 0.1%

c. Number of Shares as to which the Reporting Person has:

i. Sole power to vote or to direct the vote: 47,273

ii. Shared power to vote or to direct the vote: 0

iii. Sole power to dispose or to direct the disposition of: 47,273

iv. Shared power to dispose or to direct the disposition of: 0

14.       Dentino Family Trust

a. Amount beneficially owned: 1,496

b. Percent of class: 0.0%

c. Number of Shares as to which the Reporting Person has:

i. Sole power to vote or to direct the vote: 1,496

ii. Shared power to vote or to direct the vote: 0

iii. Sole power to dispose or to direct the disposition of: 1,496

iv. Shared power to dispose or to direct the disposition of: 0

15.       Curtis and Rosi Pedersen 2012 Trust

a. Amount beneficially owned: 300

b. Percent of class: 0.0%

c. Number of Shares as to which the Reporting Person has:

i. Sole power to vote or to direct the vote: 300

ii. Shared power to vote or to direct the vote: 0

iii. Sole power to dispose or to direct the disposition of: 300

iv. Shared power to dispose or to direct the disposition of: 0

16.       William Dentino

a. Amount beneficially owned: 9,613,925

b. Percent of class: 16.8%

c. Number of Shares as to which the Reporting Person has:

i. Sole power to vote or to direct the vote: 48,769(1)(2)

ii. Shared power to vote or to direct the vote: 9,565,156(3)

iii. Sole power to dispose or to direct the disposition of: 48,769(1)(2)

iv. Shared power to dispose or to direct the disposition of: 9,565,156(3)

17.       Curtis Pedersen

a. Amount beneficially owned: 9,565,456

b. Percent of class: 16.7%

c. Number of Shares as to which the Reporting Person has:

i. Sole power to vote or to direct the vote: 0

ii. Shared power to vote or to direct the vote: 9,565,456(3)(4)

iii. Sole power to dispose or to direct the disposition of: 0

iv. Shared power to dispose or to direct the disposition of: 9,565,456(3)(4)

(1)         As the sole-executor of the MRM Estate, Mr. Dentino has the power to vote or to direct the vote, and the power to dispose or to direct the disposition of, the 47,273 Shares held by the Estate.

(2)         As the sole trustee of the Dentino Family Trust with respect to all Shares held in such trust, Mr. Dentino has the power to vote or to direct the vote, and the power to dispose or to direct the disposition of, the 1,496 Shares held by the Dentino Family Trust.

(3)         As the co-trustees of the MRM Trusts, Messrs. Dentino and Pedersen share the power to vote or to direct the vote, and the power to dispose or to direct the disposition of, the 9,565,156 Shares held by the MRM Trusts.  Messrs. Dentino and Pedersen have no pecuniary interest in any Shares held in the MRM Trusts.

(4)         As the co-trustees of the Pedersen Trust, Mr. Pedersen and his spouse share the power to vote or to direct the vote, and the power to dispose or to direct the disposition of, the 300 Shares held by the Pedersen Trust.

(c)   During the past sixty days, the Exempt MRM Living Trust sold in the aggregate 180,500 Shares pursuant to a Rule 10b5-1 plan, as described in more detail on Schedule A attached hereto and incorporated herein by reference.  Except as set forth above, no transactions in Shares were effected by any of the Reporting Persons during the past sixty days.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) under the Act, may be deemed to beneficially own the Shares owned by the other Reporting Persons.  The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Act, the beneficial owners of any Shares that any particular Reporting Person does not directly own.  Each Reporting Person (other than Messrs. Dentino and Pedersen) specifically disclaims beneficial ownership of the Shares reported herein that such Reporting Person does not directly own.

Messrs. Dentino and Pedersen are co-trustees of each of the MRM Trusts.  As such, Messrs. Dentino and Pedersen share the power to vote and dispose (or direct the disposition) of the Shares held in the MRM Trusts.  Neither Mr. Dentino nor Mr. Pedersen has any pecuniary interest in any of the Shares held in the MRM Trusts.

Mr. Dentino is the sole executor of the MRM Estate.  As such, Mr. Dentino may be deemed to beneficially own the Shares held in the MRM Estate.  Mr. Dentino has no pecuniary interest in any of the Shares held in the MRM Estate.

(d)   The residuary beneficiaries of each of the MRM Trusts, the MRM Estate, the Dentino Family Trust and the Pedersen Trust have the right to receive the economic benefit of any dividends paid with respect to, or the proceeds from the sale of, the Shares held in their respective trusts.  Mr. Pedersen’s spouse is a co-settlor and co-trustee of the Pedersen Trust.  As such, she has the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held in the Pedersen Trust in accordance with its trust instruments.  Except as set forth above, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)   Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On October 24, 2017, the Reporting Persons entered into a Joint Filing Agreement, pursuant to which the Reporting Persons have agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law.  A copy of Joint Filing Agreement is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

The trust instruments for each of the MRM Trusts confer and govern the authority of Messrs. Dentino and Pedersen, as co-trustees, to vote or to direct the vote, and the power to dispose or to direct the disposition of, any and all Shares held by the MRM Trusts.  The respective trust instruments for each of the MRM Trusts are attached hereto as Exhibit 99.3 through Exhibit 99.22 and are incorporated herein by reference.

The trust instrument for the Dentino Family Trust confers and governs the authority of Mr. Dentino, as the sole trustee with respect to all Shares held in such trust, to vote or to direct the vote, and the power to dispose or to direct the disposition of, any and all Shares held by the Dentino Family Trust.  The trust instrument for the Dentino Family Trust is attached hereto as Exhibit 99.23 and is incorporated herein by reference.

The trust instrument for the Pedersen Trust confers and governs the authority of Mr. Pedersen and his spouse, as co-trustees, to vote or to direct the vote, and the power to dispose or to direct the disposition of, any and all Shares held by the Pedersen Trust.  The trust instrument for the Pedersen Trust is attached hereto as Exhibit 99.24 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.         Material to be Filed as Exhibits.

99.1                        Letter, dated October 24, 2017, from the Mary R. Molina Living Trust to the Issuer

99.2                        Joint Filing Agreement, dated as of October 24, 2017

99.3                        Third Amendment and Restatement of Declaration of the Molina Family Trust by C. David Molina, M.D., and Mary Rose Molina, dated December 6, 1996

99.4                        Fourth Amendment and Restatement of Declaration of the Molina Family Trust by C. David Molina, M.D., and Mary Rose Molina, dated December 6, 1996

99.5                        Removal of One Successor Trustee and Designation of Another Successor Trustee, dated December 12, 1997

99.6                        Fifth Amendment and Restatement of Declaration of the Molina Family Trust with respect to Survivor’s Trust, dated July 24, 2002

99.7                        Acceptance of Trustee and Appointment of Successor Trustees for Molina Marital Trusts, dated November 30, 2002

99.8                        Sixth Amendment and Restatement of Declaration of the Molina Family Trust with respect to Survivor’s Trust, dated July 1, 2003

99.9                        Seventh Amendment and Restatement of Declaration of the Molina Family Trust with respect to Survivor’s Trust, dated June 15, 2010

99.10                 Eighth Amendment and Restatement of Declaration of the Molina Family Trust with respect to Survivor’s Trust, dated February 13, 2012

99.11                 Ninth Amendment and Restatement of Declaration of the Molina Family Trust with respect to Survivor’s Trust, dated August 9, 2012

99.12                 Qualified Severance of Mary R. Molina Living Trust, dated June 30, 2015

99.13                 Declaration of the Mary R. Molina Grantor Retained Annuity Trust 609/4, dated June 12, 2009

99.14                 Declaration of the Mary R. Molina Grantor Retained Annuity Trust 609/7, dated June 12, 2009

99.15                 Declaration of the Mary R. Molina Grantor Retained Annuity Trust 1209/3, dated December 3, 2009

99.16                 Declaration of the Mary R. Molina Grantor Retained Annuity Trust 1209/4, dated December 3, 2009

99.17                 Declaration of the Mary R. Molina Grantor Retained Annuity Trust 610/4, dated June 14, 2010

99.18                 Declaration of the Mary R. Molina Grantor Retained Annuity Trust 610/5, dated June 14, 2010

99.19                 Declaration of the Mary R. Molina Grantor Retained Annuity Trust 1210/4, dated December 15, 2010

99.20                 Declaration of the Mary R. Molina Grantor Retained Annuity Trust 811/3, dated August 15, 2011

99.21                 Declaration of the Mary R. Molina Grantor Retained Annuity Trust 812/3, dated July 30, 2012

99.22                 Declaration of the Sixth Amendment and Restatement of the Dentino Family Trust by William

Dentino and Rebecca R. Dentino

99.23                 Trust Agreement for the Curtis and Rosi Pedersen 2012 Trust, dated March 29, 2012

CUSIP No. 60855R100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 24, 2017

Mary R. Molina Living Trust

By:	/s/ William Dentino
	Name:	William Dentino
	Title:	Trustee

By:	/s/ Curtis Pedersen
	Name:	Curtis Pedersen
	Title:	Trustee

Exempt Mary R. Molina Living Trust

By:	/s/ William Dentino
	Name:	William Dentino
	Title:	Trustee

By:	/s/ Curtis Pedersen
	Name:	Curtis Pedersen
	Title:	Trustee

Molina Marital Trust

By:	/s/ William Dentino
	Name:	William Dentino
	Title:	Trustee

By:	/s/ Curtis Pedersen
	Name:	Curtis Pedersen
	Title:	Trustee

Mary R. Molina Grantor Retained Annuity Trust 609/4

By:	/s/ William Dentino
	Name:	William Dentino
	Title:	Trustee

By:	/s/ Curtis Pedersen
	Name:	Curtis Pedersen
	Title:	Trustee

Mary R. Molina Grantor Retained Annuity Trust 609/7

By:	/s/ William Dentino
	Name:	William Dentino
	Title:	Trustee

By:	/s/ Curtis Pedersen
	Name:	Curtis Pedersen
	Title:	Trustee

Mary R. Molina Grantor Retained Annuity Trust 1209/3

By:	/s/ William Dentino
	Name:	William Dentino
	Title:	Trustee

By:	/s/ Curtis Pedersen
	Name:	Curtis Pedersen
	Title:	Trustee

Mary R. Molina Grantor Retained Annuity Trust 1209/4

By:	/s/ William Dentino
	Name:	William Dentino
	Title:	Trustee

By:	/s/ Curtis Pedersen
	Name:	Curtis Pedersen
	Title:	Trustee

Mary R. Molina Grantor Retained Annuity Trust 610/4

By:	/s/ William Dentino
	Name:	William Dentino
	Title:	Trustee

By:	/s/ Curtis Pedersen
	Name:	Curtis Pedersen
	Title:	Trustee

Mary R. Molina Grantor Retained Annuity Trust 610/5

By:	/s/ William Dentino
	Name:	William Dentino
	Title:	Trustee

By:	/s/ Curtis Pedersen
	Name:	Curtis Pedersen
	Title:	Trustee

Mary R. Molina Grantor Retained Annuity Trust 1210/4

By:	/s/ William Dentino
	Name:	William Dentino
	Title:	Trustee

By:	/s/ Curtis Pedersen
	Name:	Curtis Pedersen
	Title:	Trustee

Mary R. Molina Grantor Retained Annuity Trust 811/3

By:	/s/ William Dentino
	Name:	William Dentino
	Title:	Trustee

By:	/s/ Curtis Pedersen
	Name:	Curtis Pedersen
	Title:	Trustee

Mary R. Molina Grantor Retained Annuity Trust 812/3

By:	/s/ William Dentino
	Name:	William Dentino
	Title:	Trustee

By:	/s/ Curtis Pedersen
	Name:	Curtis Pedersen
	Title:	Trustee

Estate of Mary R. Molina

By:	/s/ William Dentino
	Name:	William Dentino
	Title:	Executor

Dentino Family Trust

By:	/s/ William Dentino
	Name:	William Dentino
	Title:	Trustee

Curtis and Rosi Pedersen 2012 Trust

By:	/s/ Curtis Pedersen
	Name:	Curtis Pedersen
	Title:	Trustee

By:	/s/ Rosi Pedersen
	Name:	Rosi Pedersen
	Title:	Trustee

William Dentino

/s/ William Dentino
William Dentino

Curtis Pedersen

/s/ Curtis Pedersen
Curtis Pedersen

CUSIP No. 60855R100

SCHEDULE A

Transactions in Shares of Common Stock of the Issuer During the Past Sixty Days

Exempt Mary R. Molina Living Trust (1)

Nature of Transaction	Securities Purchased/(Sold)	Average Price per Share	Date of Purchase / Sale
Sale of Common Stock	(22,000)	$64.97	09/05/2017
Sale of Common Stock	(22,000)	$64.63	09/06/2017
Sale of Common Stock	(22,000)	$65.02	09/07/2017
Sale of Common Stock	(2,000)	$65.08	09/08/2017

Mary R. Molina Living Trust (1)

Nature of Transaction	Securities Purchased/(Sold)	Average Price per Share	Date of Purchase / Sale
Sale of Common Stock	(112,500)	$63.96	10/11/2017

(1)         All sales were made pursuant to a Rule 10b5-1 plan.